# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Visium Technologies, Inc., CIK 0001082733
CUSIP: 92836G309
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4094 Majestic Lane, Suite 360, Fairfax, Virginia (VA), 22033
Date of event which requires filing of this statement: 10/26/2026
Filed by CIK 0001392431
Persons authorized to receive notices and communications: Mark B. Lucky, 1030 Creek Bluff, Greensboro, Georgia (GA), 30642, (703) 400-6392

## Reporting persons
- Mark B. Lucky (CIK 0001392431): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 119,243,454; shared voting power 503,415; sole dispositive power 119,243,454; shared dispositive power 503,415; aggregate amount beneficially owned 119,746,869 (9.43% of the class)
  Comment: (1) Includes 84,000 shares issuable on conversion of 4,200 shares of Series D Convertible Preferred Stock, one share issuable on conversion of one share of Series AA Convertible Preferred Stock, and 525,285 shares held by four trusts of which the Reporting Person is trustee and a beneficiary.
  (2) Shares held in a joint account of the Reporting Person and his spouse.
  (3) Consists of 119,662,868 shares of common stock, 84,000 shares issuable on conversion of Series D Convertible Preferred Stock and one share issuable on conversion of Series AA Convertible Preferred Stock. See Item 5.
  (4) Based on 1,269,509,667 shares of common stock outstanding, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2026, plus the 84,001 shares issuable to the Reporting Person on conversion, as required by Rule 13d-3(d)(1)(i).
  
  Explanatory Note
  
  This Amendment No. 1 amends the Schedule 13D filed by Mark B. Lucky (the "Reporting Person") on May 1, 2026 (the "Original Schedule 13D") relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Visium Technologies, Inc., a Florida corporation (the "Issuer"). The amendment is filed to:
  
  1. correct the number of shares of Common Stock reported as beneficially owned in the Original Schedule 13D (119,602,561), which did not include all shares held in the Reporting Person's brokerage and trust accounts;
  2. report the Reporting Person's beneficial ownership of Series D Convertible Preferred Stock and Series AA Convertible Preferred Stock, and the voting power of the Series AA, which the Original Schedule 13D did not report;
  3. correct the statement in Item 5(c) of the Original Schedule 13D that the Reporting Person had effected no transactions in the Common Stock during the preceding sixty days;
  4. report that, following the resignation of the Issuer's Chairman and Chief Executive Officer on October 26, 2026, the Reporting Person is the Issuer's sole director, and report his plans in that capacity; and
  5. amend Items 1, 2, 3, 4, 5, 6 and 7.
  
  Except as amended here, the Original Schedule 13D is unchanged. Capitalized terms not defined here have the meanings given in the Original Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Visium Technologies, Inc.
Address of issuer's principal executive offices: 4094 Majestic Lane, Suite 360, Fairfax, Virginia (VA), 22033

## Item 2. Identity and Background
Name of person filing: Mark B. Lucky.
Residence or business address: Residence address: 1030 Creek Bluff, Greensboro, Georgia 30642.
Present principal occupation or employment: The Reporting Person is the Chief Financial Officer, Principal Financial Officer, Secretary and sole director of the Issuer, 4094 Majestic Lane, Suite 360, Fairfax, Virginia 22033.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended and restated as follows:

The Reporting Person acquired the securities reported in this Schedule 13D as follows:

Compensation. Restricted stock awards granted by the Issuer for services as an executive officer and director. No cash consideration was paid. The awards were issued as follows: October 18, 2022, 600,000 shares; May 4, 2023, 3,600,000 shares; January 23, 2024, 12,000,000 shares; May 9, 2024, 15,000,000 shares; October 28, 2024, 5,000,000 shares; June 30, 2025, 30,000,000 shares; December 24, 2025, 22,500,000 shares (two awards, of 15,000,000 and 7,500,000 shares); and March 5, 2026, 7,500,000 shares, a total of 96,200,000 shares. Before October 18, 2022, the Reporting Person also acquired 342,727 shares of Common Stock as compensation for services, for a total of 96,542,727 shares.

Settlement of accrued salary. On April 8, 2026, the Issuer issued 21,623,056 shares of Common Stock in settlement of $1,526,096 of accrued and unpaid salary owed to the Reporting Person.

Settlement of advances. On April 16, 2026, 4,200 shares of Series D Convertible Preferred Stock were issued in settlement of $4,200 of working-capital advances and unreimbursed expenses owed to the Reporting Person.

Series AA. One share of Series AA Convertible Preferred Stock was issued on March 22, 2018, with the approval of the Board of Directors, as compensation for services as Chief Executive Officer. On April 3, 2026, the Issuer issued three additional shares of Series AA Convertible Preferred Stock to PT Smart Green Technologies for $300,000. The Reporting Person did not acquire those shares.

Open-market purchases. From November 18, 2022 through December 31, 2025, the Reporting Person bought 1,496,905 shares of Common Stock in the open market, in his joint, retirement and trust brokerage accounts. The aggregate price was about $21,439, paid from personal funds. No borrowed funds were used for any acquisition.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4. Purpose of Transaction

Item 4 is amended and restated as follows:

The Reporting Person acquired the securities reported in this Schedule 13D as compensation, in settlement of amounts owed to him by the Issuer, and for investment.

Sole director. On October 26, 2026, Paul R. Taylor resigned as Chairman of the Board, Chief Executive Officer and a director of the Issuer. As a result, the Reporting Person, who is the Issuer's Chief Financial Officer and Secretary, is its sole director. He is also its only executive officer and has been designated interim principal executive officer until a Chief Executive Officer is appointed. In those capacities, he directs the Issuer's business, financial reporting, governance and dealings with its auditors, counsel and service providers.

Composition of the Board (Item 4(d)). The Reporting Person intends, as sole director, to fix the number of directors at three and to elect two directors who are independent of him, of the Issuer's former Chief Executive Officer and of the Issuer's principal shareholders. He also intends to establish a special committee of those directors. The committee would have authority over the matters described below, all matters in which the Reporting Person has a personal interest, related-party transactions, and any transaction with PT Smart Green Technologies, Adler Capital Limited or their affiliates. Candidates have not yet been identified. Until the committee is constituted, the Reporting Person intends to act as sole director only on matters that are required by law or are necessary to operate and preserve the Issuer, and not on matters in which he has a personal interest.

Employment. On October 26, 2026, the Reporting Person delivered to the Issuer a notice under Section 4(c) of his Executive Employment Agreement dated March 28, 2026 (the "Employment Agreement"), stating that Good Reason exists. Under the Employment Agreement, if the Issuer does not cure within 30 days, his resignation for Good Reason would take effect on November 26, 2026, and he would cease to be an officer and director of the Issuer. The Reporting Person intends that any decision by the Issuer on his notice, any cure and any separation be made by the independent directors. The Reporting Person has also proposed to the Issuer, and to PT Smart Green Technologies and Adler Capital Limited, a mutual separation on negotiated terms. Under that proposal he would resign from all offices and from the Board of Directors and keep the securities reported in this Schedule 13D. No agreement has been reached.

Financial reporting. On October 26, 2026, before resigning, the Issuer's former Chief Executive Officer executed and delivered to the Issuer's independent registered public accounting firm an officer's certificate concluding that certain of the Issuer's previously issued financial statements should no longer be relied upon. The Board of Directors did not authorize the certificate and has not reached that conclusion. The Reporting Person, as Chief Financial Officer, does not concur in it. His determination, which addresses the matters identified in the certificate, is that those matters should be corrected by revision of comparative periods, with full disclosure. It does not address additional matters raised by the former Chief Executive Officer in supplemental statements delivered after the certificate, which the Reporting Person has not evaluated. The Issuer will report on these matters in its own filings, and the Reporting Person intends that they be evaluated by the special committee described above.

Securities of the Issuer. The Reporting Person does not intend to cause the Issuer to issue preferred stock or other securities carrying voting control while he is its sole director.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may at any time review or reconsider his position and formulate plans or proposals in respect of any such matter. Subject to applicable law and the Issuer's policies, he may acquire additional securities of the Issuer or dispose of securities he holds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is amended and restated as follows:

The Reporting Person beneficially owns 119,746,869 shares of Common Stock, or 9.43% of the class, calculated as described in note (4) to the cover page. Those shares consist of:

Holding Shares
Held of record with the Issuer's transfer agent, directly 118,159,168
Held in a joint brokerage account with his spouse 503,415
Held in his individual retirement account 475,000
Held by four trusts of which he is trustee and a beneficiary
(two living-trust brokerage accounts, 55,000 and 470,105; two trusts of record, 130 and 50) 525,285
Common Stock held 119,662,868
Issuable on conversion of 4,200 shares of Series D Convertible Preferred Stock
(20 shares of Common Stock per share, subject to adjustment) 84,000
Issuable on conversion of one share of Series AA Convertible Preferred Stock 1
Total 119,746,869

Voting power. The Reporting Person holds one of the four outstanding shares of Series AA Convertible Preferred Stock. The holders of Series AA, voting as a class together with the Common Stock, are entitled to 51% of the total voting power, shared pro rata among the outstanding Series AA shares. The Reporting Person's Series AA share therefore carries 12.75% of the total voting power. Together with his Common Stock, he holds about 17.37% of the total voting power, excluding any voting rights of the Series D Convertible Preferred Stock. From March 22, 2018, until April 3, 2026, the Reporting Person held the only outstanding share of Series AA. Articles of Amendment filed with the Florida Department of State on March 11, 2026, established the current voting terms described above.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote and dispose of 119,243,454 shares, including the shares held by the trusts as trustee. He shares with his spouse the power to vote and dispose of the 503,415 shares held in their joint account. His spouse is a citizen of the United States, has not been subject to any proceeding described in Item 2(d) or (e) during the last five years, and resides at 1030 Creek Bluff, Greensboro, Georgia 30642.
Transactions in the class effected during the past sixty days: The Reporting Person has effected no transaction in the Common Stock during the past sixty days. Item 5(c) of the Original Schedule 13D stated that the Reporting Person had effected no transactions in the Common Stock during the sixty days before its filing. That statement was incorrect: within that period, the Issuer issued to the Reporting Person 21,623,056 shares of Common Stock on April 8, 2026, in settlement of accrued salary, and 4,200 shares of Series D Convertible Preferred Stock, convertible into 84,000 shares of Common Stock, on April 16, 2026, in settlement of advances, each as described in Item 3. The Reporting Person is filing a Form 4 under Section 16(a) on the date of this amendment, reporting his transactions in the Issuer's securities that were not previously reported.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds of sale of, the securities reported in this Schedule 13D, except that the Reporting Person's spouse has such rights in the shares held in their joint account.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is amended and restated as follows:

The Reporting Person is a party to the Employment Agreement, which provides, among other things, for a grant of stock options equal to 8% of the Issuer's fully diluted shares. As of the date of this amendment, no option has been granted. The Reporting Person holds the Series D Convertible Preferred Stock and Series AA Convertible Preferred Stock described in Item 5, on the terms of their certificates of designation. Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is amended and restated as follows:

Exhibit 1: Executive Employment Agreement dated March 28, 2026 (incorporated by reference to Exhibit 1 to the Original Schedule 13D).

## Signatures
- Mark B. Lucky: /s/ Mark B. Lucky, Mark B. Lucky (10/29/2026)